UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr. c/o Seneca Capital Investments, LP 590 Madison Avenue, 28th Floor New York, New York 10022 212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

January 26, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010, by Amendment No. 7 thereto filed with the SEC on January 4, 2011 and by Amendment No. 8 thereto filed with the SEC on January 21, 2011 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 8 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 9 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On January 26, 2011, the Reporting Persons delivered to the Special Committee of the Board of Directors of Dynegy, consisting of Patricia Hammick, David Biegler, Victor Grijalva, William Trubeck and Howard Sheppard a copy of the letter attached hereto as Exhibit 7.4, the contents of which are incorporated herein.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 7.4 Letter, dated January 26, 2011, from the Reporting Persons to the Special Committee of the Board of Directors of Dynegy.

CUSIP No. 26817G300	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2011

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually

Exhibit 7.4

January 26, 2011

The Special Committee of the Board of Directors of Dynegy, Inc.

Patricia Hammick

David Biegler

Victor Grijalva

William Trubeck

Howard Sheppard

c/o Dynegy Inc.

Communications with Directors

Attn: Corporate Secretary

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

To the Special Committee:

Following the announcement that holders of more than 95% of non-affiliated outstanding shares determined not to tender their shares to Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest shareholder, for $5.50 per share, Seneca Capital, the second largest shareholder of Dynegy is preemptively announcing that it would be opposed to selling Dynegy at $6.00 per share. In addition, Seneca Capital cautions the Dynegy Board against the continued spending of shareholder funds (incremental yet to the $100 million in fees and expenses, or 15% of equity value, that the Dynegy Board has already been willing to spend1) in another attempt to sell the Company at an inadequate price, let alone without performing the “careful standalone review” promised to shareholders on November 23rd.

Seneca Capital urges the Special Committee to cease the serial attempts to sell the company for cash ($4.50, $5.00, $5.50 per share…) at a low point in the cycle. Seneca Capital is gravely concerned that the Dynegy Board, as was the case with Blackstone and the current IEP offer, will provide yet another multi-million dollar break-up fee in return for a relatively meager increase in purchase price (each $0.50 per share represents less than 2% of enterprise value) – in the face of resounding shareholder opposition to a low-priced cash sale of the Company (as demonstrated by today’s announced tender results). Seneca Capital is directing its comments to the Special Committee given its concern that $36 million in change-of-control severance raises a substantial misalignment of interest with regard to the Chairman of the Dynegy Board.

Sincerely yours,

Seneca Capital

cc: Joseph Frumkin, Esq, Sullivan & Cromwell, as counsel for the Dynegy Board

[1]

Includes (a) 16.3mm break-up fee + $10mm expense reimbursement per the Proposed Blackstone Merger, plus (b) $23mm in banking fees, plus (c) $16.3mm break-up fee per the Proposed IEP Merger, plus (d) $36mm change-of-control arrangements.